# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: AZUL SA, CIK 0001432364
CUSIP: 05501U502
Title of class of securities: American Depositary Shares, each representing 500,000 common shares, no par value and common shares, no par value
Address of issuer's principal executive offices: AV. MARCOS PENTEADO ULHOA RODRIGUES, NO. 939, 9 FLOOR, ED. JATOBA, BARUERI, Brazil (D5), 06460-040
Date of event which requires filing of this statement: 02/20/2026
Filed by CIK 0000100517
Persons authorized to receive notices and communications: Robert S. Rivkin, United Airlines Holdings, Inc., 233 South Wacker Drive, Chicago, Illinois (IL), 60606, (872) 825-4000

## Reporting persons
- United Airlines Holdings, Inc. (CIK 0000100517): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 4,775,834,632,216; sole dispositive power 0; shared dispositive power 4,775,834,632,216; aggregate amount beneficially owned 4,775,834,632,216 (8.7% of the class)
  Comment: Rows 8, 10, and 11: Excludes up to 716,372,446,058 Shares (as defined below) issuable to United Airlines, Inc. ("United") upon exercise by United of certain United Warrants (as defined below). The United Warrants are exercisable on the terms and conditions set forth therein, including obtaining certain regulatory approvals.
  
  Row 13: This percentage is based on a total of 54,730,851,778,811 Shares issued and outstanding immediately after completion of Azul's reorganization process and following the issuance and sale of certain Shares being offered in connection with such reorganization, as reported by the Issuer on a Form 6-K released on February 20, 2026.
- United Airlines, Inc.: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 4,775,834,632,216; sole dispositive power 0; shared dispositive power 4,775,834,632,216; aggregate amount beneficially owned 4,775,834,632,216 (8.7% of the class)
  Comment: Rows 8, 10, and 11: Excludes up to 716,372,446,058 Shares issuable to United upon exercise by United of certain United Warrants. The United Warrants are exercisable on the terms and conditions set forth therein, including obtaining certain regulatory approvals.
  
  Row 13: This percentage is based on a total of 54,730,851,778,811 Shares issued and outstanding immediately after completion of Azul's reorganization process and following the issuance and sale of certain Shares being offered in connection with such reorganization, as reported by the Issuer on a Form 6-K released on February 20, 2026.
- CALFINCO Caymans Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 18,632,216; sole dispositive power 0; shared dispositive power 18,632,216; aggregate amount beneficially owned 18,632,216 (0% of the class)
  Comment: Row 13: This percentage is based on a total of 54,730,851,778,811 Shares issued and outstanding immediately after completion of Azul's reorganization process and following the issuance and sale of certain Shares being offered in connection with such reorganization, as reported by the Issuer on a Form 6-K released on February 20, 2026.

## Item 1. Security and Issuer
Title of class of securities: American Depositary Shares, each representing 500,000 common shares, no par value and common shares, no par value
Name of issuer: AZUL SA
Address of issuer's principal executive offices: AV. MARCOS PENTEADO ULHOA RODRIGUES, NO. 939, 9 FLOOR, ED. JATOBA, BARUERI, Brazil (D5), 06460-040
Comment: This statement on Schedule 13D relates to (i) American Depositary Shares ("ADSs"), each representing 500,000 common stock, no par value (the "Shares"), of Azul S.A., a Brazilian corporation (the "Issuer" and "Azul") directly held by United (as defined below), and (ii) Shares directly held by CALFINCO (as defined below), and is being filed pursuant to Section 13(d) of the Act. The Issuer's principal executive offices are located at Edificio Jatoba, 8th floor, Castelo Branco Office Park, Avenida Marcos Penteado de Ulhoa Rodrigues, 939 Tambore, Barueri, Sao Paulo, Brazil.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

- United Airlines Holdings, Inc. ("UAL"),
- United Airlines, Inc. ("United"), and
- CALFINCO Caymans Ltd. ("CALFINCO").

The Reporting Persons are filing jointly, and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit No. 99.1 and is incorporated herein by reference.

United is a wholly-owned subsidiary of UAL, a publicly-traded company. CALFINCO is a wholly-owned subsidiary of United that serves as an investment vehicle for UAL. UAL, together with its subsidiaries, including United, provides air transport for people and cargo worldwide. Each of UAL and United is a Delaware corporation and CALFINCO is a Cayman Islands corporation.
Residence or business address: The principal business address of each of the Reporting Persons is 233 South Wacker Drive, Chicago, Illinois 60606.
Present principal occupation or employment: Set forth on Schedule A hereto, which is incorporated herein by reference, is the name, business address, principal occupation or employment and the name, principal business and citizenship of each of the directors and executive officers of the Reporting Persons.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The jurisdiction of organization of the Reporting Persons is set forth in subsection (a) above. The citizenship of each of the individuals referred to in Schedule A is set forth on Schedule A.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On May 28, 2025, Azul announced it had entered into restructuring agreements with its key stakeholders and strategic partners, including United, to effectuate a proactive reorganization process. On November 7, 2025, United entered into an equity investment agreement with Azul and certain of Azul's subsidiaries, pursuant to which United subscribed for $100 million of Azul shares in connection with Azul's completion of the reorganization process. Consummation of United's investment is subject to the satisfaction of certain conditions precedent, including but not limited to completion of Azul's reorganization plan. On February 17, 2026, United, Azul, and the Azul subsidiaries party to the Original Investment Agreement amended and restated the Original Investment Agreement (the Original Investment Agreement, as amended and restated, the "Final Investment Agreement") which, among other things, amended certain of the conditions on which United agreed to subscribe for the $100 million of Shares. United and Azul also entered into a Warrant Agreement on February 17, 2026, pursuant to which Azul agreed to issue and sell to United certain warrants (the "United Warrants") exercisable for up to 716,372,446,058 Shares upon payment of the applicable exercise price therefor (of up to $15.0 million) and subject to the terms and conditions therein, including obtaining certain regulatory approvals.

On February 20, 2026, Azul completed its reorganization process, in connection with the completion of which the Issuer sold 9,551,632 ADSs, each ADS representing 500,000 Shares (for a total of 4,775,816,000,000 Shares, representing approximately 8.7% of the Shares issued and outstanding as of February 20, 2026) to United.

On February 20, 2026, Azul, United and certain other investors in Azul also entered into a Registration Rights Agreement pursuant to which Azul agreed to, among other things, register the ADSs acquired by United pursuant to the Final Investment Agreement and any ADSs representing Shares issuable on exercise of the United Warrants, and granted United customary demand and piggyback registration rights in respect of publicly registered offerings of the Issuer, subject to usual and customary exceptions and limitations.

In addition, CALFINCO currently directly holds 18,632,216 Shares (representing approximately 0.0000003% of the Shares issued and outstanding as of February 20, 2026), pursuant to investments in Azul made in 2015 and 2018.

## Item 4. Purpose of Transaction
Purpose of transaction:
The disclosure in Item 3 of this Schedule 13D is incorporated by reference into this Item 4.

The Reporting Persons hold their securities of the Issuer for investment purposes. In connection with the completion of Azul's reorganization process and United's investment in Azul, Patrick Wayne Quayle, United's Senior Vice President, Global Network Planning and Alliances, remained on Azul's board of directors and was appointed to Azul's newly constituted strategy committee.

The Reporting Persons expect to review from time to time their investment in the Issuer and may, depending on the market and other conditions and subject to applicable law: (i) acquire beneficial ownership of additional Shares in the open market, in privately negotiated transactions or otherwise; (ii) dispose of all or part of their holdings of securities of the Issuer; or (iii) take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of Schedule 13D.

Except as set forth herein, the Reporting Persons do not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date hereof, each of United and UAL may be deemed to own approximately 4,775,834,632,216 Shares, which represents approximately 8.7% of the Shares issued and outstanding as of February 20, 2026.

As of the date hereof, CALFINCO may be deemed to own approximately 18,632,216 Shares, which represents approximately 0.0000003% of the Shares issued and outstanding as of February 20, 2026.

This percentage is based on a total of 54,730,851,778,811 Shares issued and outstanding immediately after completion of Azul's reorganization process and following the issuance and sale of certain Shares being offered in connection with such reorganization, as reported by the Issuer on a Form 6-K released on February 20, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
As the indirect holding company of CALFINCO, United shares with CALFINCO the power to vote or direct the vote, and the power to dispose or direct the disposition of, the Shares directly owned by CALFINCO.

As the holding company of United, UAL shares with United the power to vote or direct the vote, and the power to dispose or direct the disposition of, the ADSs directly owned by United (and the Shares represented thereby), and the Shares directly owned by CALFINCO.
Transactions in the class effected during the past sixty days: The disclosure in Item 3 of this Schedule 13D is incorporated by reference into this Item 5(c). Except as set forth in this Schedule 13D, no transactions in the ADSs (or the Shares represented thereby) have been effected by the Reporting Persons within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no other person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ADSs (or the Shares represented thereby) covered by this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The disclosure in Item 3 and Item 4 of this Schedule 13D is incorporated by reference into this Item 6.

The Reporting Persons are filing this Schedule 13D jointly pursuant to a joint filing agreement under Rule 13d-1(k) under the Act, a copy of which is filed as Exhibit 99.1 to this Schedule 13D.

Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Description

Exhibit 99.1* Joint Filing Agreement, dated as of February 27, 2026, among UAL, United and CALFINCO.

*Filed herewith

## Signatures
- United Airlines Holdings, Inc.: /s/ Michael Leskinen, Michael Leskinen, Executive Vice President and Chief Financial Officer (02/27/2026)
- United Airlines, Inc.: /s/ Michael Leskinen, Michael Leskinen, Executive Vice President and Chief Financial Officer (02/27/2026)
- CALFINCO Caymans Ltd.: /s/ Michael Leskinen, Michael Leskinen, Executive Vice President (02/27/2026)